ASSET PURCHASE AND LOCK-UP

AGREEMENT BY AND BETWEEN ROVER

GROUP, INC. AND INFORUM COMMUNICATIONS, INC.

        THIS ASSET PURCHASE AND LOCK-UP AGREEMENT (hereinafter referred to as the "Agreement"), by and between ROVER TELCOM, INC., whose address is 1507 Pine Street, Boulder, CO 80302, a Colorado corporation (hereinafter referred to as "ROVER"), and INFORUM COMMUNICATIONS, INC., whose address is 4340 East Kentucky Ave., #435, Glendale, CO 80246, a Delaware corporation (hereinafter referred to as "INFORUM").

        WHEREAS, ROVER and INFORUM wish to enter into an asset purchase agreement under the terms and conditions as hereinafter set forth; and

        WHEREAS, INFORUM is willing to enter into a lock-up agreement contained herein pertaining to the disposition of the shares of common stock of BASIC TECHNOLOGIES, INC., (hereinafter called "BTEC") they will receive from ROVER as consideration for the assets.

        NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, receipt of which is hereby acknowledged, it is mutually agreed by and between the parties to this Agreement as follows:

ARTICLE I: PURCHASE OF ASSETS

        The manner and basis of purchasing assets from INFORUM by ROVER shall be as follows:

        (1)        On the Closing Date of this Agreement as outlined in Article II, ROVER will purchase from INFORUM the assets of INFORUM as utilized by INFORUM in the conduct and operation of its Internet Service Provider business in Fresno, CA, otherwise known as the Fresno, CA office and any and all rights in any technology provided to INFORUM under agreements with Network Systems Technology, Inc., Eduardo Moura, or Hybrid Networks as long as such agreements allow such transfer of rights, or any companies either of them own or control (the "Assets"). These Assets are specifically described in Schedule 1 attached hereto and incorporated herein by reference.

        (2)        INFORUM will convey the Assets to ROVER free and clear of all claims, liens and encumbrances except those securing not more than $60,000.00 of liabilities of INFORUM. ROVER will not assume or pay any obligations or liabilities of INFORUM in excess of $60,000.00 (which amount is inclusive of any secured obligations described in the preceding sentence), with the exception of capital equipment and operating leases and INFORUM will indemnify and hold harmless ROVER with respect to any amounts due above that figure. INFORUM will be responsible for any sales, application or transfer tax or fees. Each party shall be responsible for their respective costs incurred in this transaction. On the Closing Date and thereafter, ROVER will retain the benefit of, and assume responsibility for, any obligations under existing license agreements, maintenance agreements, customer agreements and lease agreements relating to the Assets acquired. However, ROVER will be given an opportunity to review, and reasonably approve, each such agreement prior to the Closing Date.

        (3)        In consideration of the conveyance and transfer of the Assets, ROVER shall pay to INFORUM, at Closing, the following (the "Purchase Price"):

        i.        The sum of ninety one thousand twenty five (91,025) shares of the $.00001 par value Common Stock of BTEC owned by ROVER valued at the price of $2.00 per share, and

        ii.        The assumption of up to sixty thousand dollars ($60,000.00) in outstanding payables due to Pacific Bell Telephone Company ("PAC Bell") associated with the operations of the Assets (as noted in paragraph 2 above).

        If the closing price of the shares of BTEC is less than $2.00 per share on the day before the Closing Date, the number of shares issued to INFORUM will be adjusted to equal a market value of one hundred eighty two thousand forty nine dollars ($182,049.00). If the price is greater than $2.00 per share the number of shares to be delivered to INFORUM will not be reduced.

        All shares of BTEC issued in conderation of the Assets shall be delivered to Clifford Neuman as escrow agent as outlined in Article IV on behalf of INFORUM. The shares shall be fully paid and nonassessable shares and shall be transferred bearing a restrictive legend in substantially the following form:

No sale, offer to sell, or transfer of the shares represented by this certificate shall be made unless a registration statement under the Federal Securities Act of 1933, as amended, with respect to such shares, is then in effect or an exemption from the registration requirements of said Act is then in fact applicable to said shares.

        4)        The vacation accrual of INFORUM associated with the Fresno operations will be assumed by Rover and shall not exceed $7,500.

ARTICLE II: EFFECTIVE TIME

        The effective time and Closing Date of this Agreement shall be such time as

        (1)        This Agreement has been fully executed by the parties hereto; and

        (2)        All documents necessary to complete this transaction shall have been executed and delivered.

ARTICLE III: EFFECT OF SHARE ISSUANCE

        Except for the liabilities specifically assumed by ROVER in this Agreement, INFORUM shall continue to be responsible and liable for all other liabilities and obligations as may have existed at the effective date of this Agreement and thereafter.

ARTICLE IV: LOCK-UP PROVISIONS

        On the Closing Date Rover shall deliver the BTEC shares provided herein, and INFORUM agrees that the certificates issued on its behalf shall be deposited with Clifford L. Neuman, Esq., 1507 Pine Street, Boulder, CO 80302 and retained subject to the following lock-up provisions. The terms of the escrow shall be governed by a separate Escrow Agreement. Specifically, INFORUM for itself and its affiliates hereby agrees during the Lock-Up Period, as hereinafter defined, that it shall not directly or indirectly take any action designed to, or that may reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of BTEC to facilitate the sale or resale of the stock owned by INFORUM; or take any action whatsoever that would be intended as or result in a transfer of INFORUM's share(s) in BTEC in any direct or indirect fashion whatsoever, recognizing that the share certificate is being held under this Agreement by Clifford Neuman. INFORUM agrees and consents to the entry of stop-transfer instructions with BTEC's transfer agent against the transfer of these shares held by INFORUM, except in compliance with this Agreement.

ARTICLE V: LOCK-UP PERIOD DEFINED

        It is agreed and understood by INFORUM under this Agreement that the Lock-Up Period shall be defined and shall operate as follows:

        (1)        BTEC will cause a Registration Statement covering the shares of BTEC to be delivered to INFORUM to be filed with the U. S. Securities and Exchange Commission within 120 days from the Closing Date. Should BTEC not file a Registration Statement within 120 days of the Closing Date, Inforum shall receive a penalty payment of 2,500 shares for each 30 day period or fraction thereof beyond the 120 days. For example: (i) if 125 days after the Closing Date, Inforum would receive an additional 2,500 BTEC shares. (ii) For example, on the 155th day Inforum would receive an additional 2,500 share for a total of 5,000 BTEC shares; and so on. These penalty shares will be in addition to any further issuance of BTEC shares as outlined in Article I (3)(ii). Prior to said Registration Statement being declared effective, these shares cannot be traded in open market or privately negotiated transactions or otherwise transferred or sold. Upon a Registration Statement being declared effective by the SEC the shares shall be immediately delivered from Clifford Neuman to INFORUM and the stop transfer instructions with the transfer agent shall be immediately removed.

(3)        If such Registration Statement does not become effective one year from the Closing Date all BTEC shares due Inforum shall be delivered immediately to Inforum, and all lock-up provisions contained herein shall be null and void.

ARTICLE VI: REPRESENTATIONS AND WARRANTIES

        Each party to this Agreement represents and warrants that it has the full power and authority to enter into this Agreement and further agrees to execute any additional documents necessary or desirable in connection with the closing and enforcement hereof.

        In addition, INFORUM hereby represents and warrants to ROVER as follows:

        A.        INFORUM, as it relates to these Assets, has been operating in all material respects in accordance with all applicable laws, ordinances, rules and regulations, and the premises comply in all material respects with all applicable laws, ordinances, rules and regulations.

        B.        There is no litigation or proceeding, administrative, civil or otherwise, pending, or to the knowledge of INFORUM threatened, relating to the Assets, preventing or challenging the execution, delivery or performance of this Agreement, or which would materially affect the Assets.

        C.        The Assets are free and clear of all liens, encumbrances, claims and interests, except as specifically disclosed in writing to ROVER and as set forth in Schedule 2 attached hereto, and INFORUM has the absolute and unrestricted right to sell and assign the Assets to ROVER, and the Assets are hereby conveyed to ROVER free and clear of all liens, encumbrances, claims, and interest, except those set forth in Schedule 2.

        D.        INFORUM guarantees that no taxes or other assessments due which would constitute a lien against or otherwise cloud INFORUM's title in and to the Assets and no tax audits, liens, levies or assessments are pending or threatened, to the knowledge of INFORUM, with respect to the Assets.

        E.        There will be no material adverse change to the operation or business of INFORUM between the date of execution of this Agreement and closing.

        F.        The execution, performance and delivery of this Agreement has been authorized by all requisite action on the part of INFORUM, and this Agreement represents the valid and binding agreement of INFORUM, enforceable in accordance with its terms.

ARTICLE VII: GOVERNING LAW

        This Agreement is to be construed and enforced under the laws of the State of Colorado and the laws of the State of Colorado shall govern all issues and questions concerning this Agreement and the exclusive venue for any action arising under this Agreement shall be Sarasota County, Florida.

ARTICLE VIII: ENTIRE AGREEMENT

        This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof. There are no warranties, representations or other agreements between the parties in connection with the subject matter hereof, except as specifically set forth or referred to herein. No amendment, waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision, nor shall any such waiver constitute a continuing waiver, unless otherwise expressly provided.

ARTICLE IX: SEVERABILITY

        In case any provision in this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected or impaired thereby.

ARTICLE X: THIRD-PARTY BENEFICIARIES

        Each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any Person other than the parties.

ARTICLE XI: COUNTERPARTS

        This Agreement may be executed in any number of counterparts, and each counterpart shall constitute an original instrument, but all of which taken together shall constitute one and the same instrument.

ARTICLE XII: ASSIGNABILITY

        This Agreement may be assigned in its entirety by ROVER to Basic Technologies, Inc. without the consent of INFORUM but written notification to Inforum is required within five business days. Any other assignments will require the written consent of the other party.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement this _____ day of March 2002.

ATTEST:	ROVER TELCOM, INC.
___________________________ SECRETARY	BY: _________________________________ PRESIDENT
ATTEST:	INFORUM COMMUNICATIONS, INC.
___________________________ SECRETARY	BY: _________________________________ PRESIDENT
BASIC TECHNOLOGIES, INC.
____________________________________ CHIEF EXECUTIVE OFFICER

Schedule 1
Assets
i.	All contract and contract rights (including, without limitation, all ISP Service Agreements, and Customer Agreements);
ii.	Accounts Receivables for prepaid services;
iii.	Inventory;
iv.	Furniture, fixtures, equipment and machinery;
v.	Prepaid expenses and deposits;
vi.	All leases, licenses and leasehold improvements;
vii.	All computer software and any and all other copyrights or other intellectual property rights;
viii.	All Customer and Client Lists;
ix.	All Trademarks, Trade names and all "Goodwill" of Inforum Communications, Inc., associated with the Assets; and
x.	All other assets, both tangible and intangible, set forth on the balance sheet of Inforum as of December 31, 2001 associated with the conduct and operation of the Assets,
xi.	All technical knowledge, names, use rights, codes, or anything of value received by Inforum from, or entitled to, Network Systems Technology, Inc., Eduardo Moura or Hybrid Networks, Inc.
xii.	Accounts Receivables collected from the date of execution hereof until closing.
xiii.	All month-to-month contracts associated with running the Internet Service Provider business in Fresno, CA.

xiv.

To the extent that the SkyLynx Communications' name and all related URLs are assets of Inforum, Inforum shall transfer such to Rover. If Inforum no longer owns such property there shall be no further obligation and they will not be deemed Assets.

Schedule 2
Liens and Encumbrances on Assets and Assumed Liabilites

Accounts Payable to Pacific Bell not in excess of $60,000.00

Office lease at Fresno, CA location.

Office equipment leases at Fresno, CA location.